GRANDVIEW GOLD INC.

500 – 360 Bay Street, Toronto ON, M5H 2V6

October 13, 2005

To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-102, shareholders may elect annually to have their names added to the issuer’s Supplemental Mailing List. In order to receive Interim Financial Statements, please complete the following and forward to the offices of:

EQUITY TRANSFER SERVICES INC
Suite 420, 120 Adelaide Street West
Toronto, Ontario, M5H 4C3

I HEREBY CERTIFY that I am a Shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

NAME (PLEASE PRINT)

ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY	E-MAIL*

SIGNED:
(Signature of Shareholder)

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached consent and provide your e-mail address above. Alternatively, you may register at:

www.equitytransfer.com

Please ensure your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

THE CONSENT FORM MUST BE SIGNED TO RECEIVE INFORMATION ELECTRONICALLY

CONSENT FORM

1.

I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2.

I acknowledge documents distributed electronically will be distributed in Adobe’s Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe’s web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3.

I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3).

4.

The issuer(s) documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5.	I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6.

I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-361-0152), by fax (416- 361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3).

7.	I understand that I am not required to consent to electronic delivery.

I have read and understand this “Consent to Electronic Delivery of Documents” form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

SIGNATURE OF SHAREHOLDER

I am a REGISTERED SHAREHOLDER and I further consent to receiving other issuer information electronically by inserting my account code (as shown on the proxy under the barcode) here: ____________-_____________-____________